

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2021

David Rosa
President and Chief Executive Officer
NeuroOne Medical Technologies Corporation
7599 Anagram Drive
Eden Prairie, MN 55344

> **Re: NeuroOne Medical Technologies Corporation**
> **Registration Statement on Form S-1**
> **Filed February 10, 2021**
> **File No. 333-252951**

Dear Mr. Rosa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. You appear to be registering the resale of warrants and units in addition to the resale of the common stock. Since there does not appear to be a market for the warrants or the units at this time, please disclose the offering price of the warrants and of the units, in accordance with Regulation S-K Item 501(b)(3), at a fixed price. Also, we note that currently only the description of the common stock is included in the "Description of Securities to be Registered" portion of the prospectus. Please also include the required description of the warrants and units in accordance with Regulation S-K Item 202 in that section. If you only intend to register the resale of the common stock, which is currently issued or issuable upon exercise of the warrants, please revise to make that clear.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at 202-551-3635 or Jordan Metoyer at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emily Johns, Esq.